Exhibit 99.2

Hello Everyone,

My name is Zack Markase from the Operations Team here at Masterworks.

Today, we are thrilled to present to you xSxuxnxsxextx by the emerging artist, Nicolas Party.

Nicolas Party is a world-renowned contemporary artist best known for his whimsical portraits, still lifes, and landscapes created with vibrant soft pastels.

Party’s market has continued to grow exponentially with a 238% Annual Record Price Growth Rate, based on data from June 2016 to June 2023, and Top Auction Records as high as $6.6M.

The Artwork is a prime example of Nicolas Party’s stylized landscape paintings, which often feature sunsets or sunrises in imaginary forested environments. Nicolas Party simplifies his natural landscapes into geometric shapes and bold, contrasting colors, intentionally removing any trace of human intervention on the land in his paintings.

So why do we like this painting? Three reasons:

One: Nicolas Party’s decision to discontinue his nighttime landscape paintings introduces a scarcity factor to an already highly coveted series.

Two: We believe this work has good upside potential with a similar sales appreciation rate of 69.0% from September 2018 to November 2022.

Three: Similar artworks have achieved prices at auction upwards of $6.6M and are led by Blue Sunset, which sold for $6.6 million at Christie’s Hong Kong in November 2022, followed by Landscape, which sold for $3.2 million at Christie’s New York in November, 2021

Thank you for joining us, and we look forward to bringing you thing breathtaking work by Nicholas Party.